Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED
2007 NOV -6 A 11:31

07027824

Exemption File No. 82 – 35005

1st November, 2007

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) A letter dated 25th October, 2007 intimating allotment of 646,210equity shares on conversion of FCCBs.

(2) A letter dated 31st October, 2007 alongwith Un audited Consolidated financial results for the quarter and half year ended 30th September, 2007

(3) A letter dated 31st October, 2007 alongwith Un audited Stand alone financial results for the quarter and half year ended 30th September, 2007

(4) Letter dated 31st October, 2007 alongwith Media Release dated 31st October, 2007,

(5) A letter dated 31st October, 2007 intimating allotment of 27,72,443 equity shares on conversion of FCCBs.

Copies of the above letters are enclosed herewith for your information and record.

Kindly take the same on your record.

Thanking You.

PROCESSED
NOV 08 2007
THOMSON
FINANCIAL

Your Faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As Above

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File no: 82-35005

October 25, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principal approval under Clause 24(a)

The Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each, allotted on 25th October, 2007, **6,46,210** equity shares of Rs. 5 each at a predetermined premium of Rs. 475.68 per equity share.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08.

Consequent upon the said allotment, the paid-up capital of the Company stands increased to 204,94,18,918 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to :- National Securities Depository Limited
Central Depository Services (India) Limited

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption No. File No. 82-35005

October 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Consolidated Financial Results for the Quarter and half year ended 30th September, 2007

Further to our letter dated 16th October, 2007, we enclose herewith Un-audited Consolidated Financial Results for the quarter and half year ended 30th September, 2007.

Since the Company has significant subsidiaries, in order to disseminate the relevant and complete financial information to the investors / stake holders, the Board of Directors has decided to publish the Un-audited Consolidated Financial Results for the quarter and half year ended 30th September, 2007 in the news papers. We therefore request you to kindly place the same on your web site on priority.

The above financial results were approved by the Board of Directors at its meeting held on 31st October, 2007, pursuant to Clause 41 of the Listing Agreement.

Un-audited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2007, follows by a separate letter.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications Limited
Reliance Anil Dhirubhai Ambani Group
website: www.reliancecommunications.com, www.rcom.co.in
Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited (Consolidated) Financial Results for the Quarter and Six months ended 30th September, 2007

(Rs in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	4,553.29	3,456.39	8,801.12	6,663.20	17,190.37
2	Other Income	25.24	69.59	81.06	112.90	249 88
3	**Total Income (1+2)**	**4,578.53**	**3,525.98**	**8,882.18**	**6,776.10**	**17,440.25**
4	**Expenditure**					
	a) Access Charges	682.86	650.28	1,353.08	1,318.55	3,530.50
	b) License Fee	291.70	256.54	590.18	516.85	1,243.81
	c) Employee Cost	305.57	227.13	551.98	442.80	1,128.80
	d) Depreciation and Amortisation	675.42	623.68	1,294.50	1,175.11	2,919 28
	e) Other Expenses	1,336.49	1,043.69	2,610.84	1,959 74	4,810 63
	e) Total	**3,292.04**	**2,801.32**	**6,400.58**	**5,413.05**	**13,633.02**
5	Financial Charges (Net)	(112.45)	1.38	(239.86)	84 95	98.38
6	Exceptional Items (see note 6)	(1,220.26)	15.00	(1,221.73)	30.00	109.32
7	**Profit Before tax (3 - 4 - 5 - 6)**	**2,619.20**	**708.28**	**3,943.19**	**1,248.10**	**3,599.53**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	69.82	5.94	172.96	33.04	73.10
9	**Profit after tax (Before adjustment of Minority Interest and Associates) (7- 8)**	**2,549.38**	**702.34**	**3,770.23**	**1,215.06**	**3,526.43**
10	Minority Interest	(1,244.42)	-	(1,244.42)	-	4.92
11	Share of Associates	(0.39)	-	(0.80)	-	(0.53)
	Profit after Tax (after adjustment of Minority Interest and Associates) (9 - 10 - 11)	**1,304.57**	**702.34**	**2,525.01**	**1,215.06**	**3,530.82**
12	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
13	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					21,908.34
14	Earning per Share (Not annualised)					
	- Basic Rs.	6.38	3.44	12.35	5.94	17.56
	- Diluted Rs.	6.05	3.36	11.70	5.81	16.71
15	Public Shareholding					
	Number of shares	679,803,930	679,793,530	679,803,930	679,793,530	679,803,930
	Percentage of shareholding	33.25%	33.25%	33.25%	33.25%	33.25%

Segment wise Revenue, Results and Capital Employed

Rs. in crore

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
16	Segment revenue					
	a) Wireless	3,723.08	2,574.44	7,096.05	5,006.40	12,818.43
	b) Global	1,316.09	1,315.78	2,619.41	2,549.76	7,050.79
	c) Broadband	437.16	270.98	820.44	498.15	1,312.98
	d) Investments	20.51	43.85	58.55	79.38	130.18
	d) Others / Unallocated	88.15	68.93	149.10	136.22	418.57
	Total	5,584.99	4,273.98	10,743.55	8,269.91	21,730.95
	Less: Inter segment Revenue	(1,006.46)	(748.00)	(1,861.37)	(1,493.81)	(4,290.70)
	Income from Operations	4,578.53	3,525.98	8,882.18	6,776.10	17,440.25
17	Segment results					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	1,023.67	459.76	1,951.85	973.93	2,737.21
	b) Global	190.33	190.22	380.20	264.88	861.61
	c) Broadband	150.78	85.51	278.35	137.51	349.90
	d) Investments	20.51	43.85	58.55	79.38	111.13
	e) Others / Unallocated	(98.80)	(54.68)	(187.34)	(92.65)	(252.62)
	Total	1,286.49	724.66	2,481.61	1,363.05	3,807.23
	Less : Financial Charges (Net)	(112.45)	1.38	(239.86)	84.95	98.38
	Less : Other Unallocable expenditure net of un-allocable income	(1,220.26)	15.00	(1,221.72)	30.00	109.32
	Total Profit Before Tax	2,619.20	708.28	3,943.19	1,248.10	3,599.53
18	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	19,422.58	15,448.03	19,422.58	15,448.03	18,646.17
	b) Global	5,476.71	5,582.95	5,476.71	5,582.95	5,684.65
	c) Broadband	3,226.69	2,844.20	3,226.69	2,844.20	3,029.83
	d) Investments	11,467.04	10,027.75	11,467.04	10,027.75	14,494.71
	e) Others / unallocated	4,546.02	(1,621.50)	4,546.02	(1,621.50)	2,117.31
	Total	44,139.04	32,281.43	44,139.04	32,281.43	43,972.67

NOTES

1 Previous period figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January,2006 to 31st March,2007.To enable relevant comparison, third quarter of the previous period (from 1st July,2006 to 30th September,2006) and six months (from 1st April,2006 to 30th September,2006) of previous year has been reported as corresponding previous periods.

3 i The Scheme of Amalgamation (Scheme) w.e.f. April 1, 2006 for merger of Synergy Entrepreneur Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June,2007, became effective from 1st September, 2007 and SESPL being dissolved, ceased to be the subsidiary of the Company.

ii The Scheme of Amalgamation (Scheme) w.e.f. April 1 2006 for merger of Reliance Infoinvestments Limited (RIIL) with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 20th June,2007, became effective from 23rd July,2007 and RIIL being dissolved, ceased to be the subsidiary of the Company.

iii The Scheme of Amalgamation (Scheme) w.e.f. April 1, 2006 for merger of Reliable Internet Services Limited (RISL), with Reliance Telecom Limited (RTL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 became effective from 29th September,2007 and RISL being dissolved, ceased to be the subsidiary of the Company.

4 Pursuant to the request received from the holders of the FCCB, the Company has allotted 75,76,371 equity shares of Rs. 5 each at an aggregate premium of Rs. 372.43 crore, subsequent to 30th September, 2007. Consequent upon the said allotments the paid up share capital of the Company has increased to 205,21,91,361 fully paid equity shares of Rs. 5 each.

5 An agreement has been signed by Flag Telecom Group Limited (FLAG), a subsidiary of the Company, to acquire US based Yipes Holdings Inc. (Yipes), a leading provider of managed Ethernet Service, for a consideration of USD 300Mn.The deal is under process of execution.

6 Exceptional items include Rs.1,220.26 crore being the net gain on the sale during the quarter of 5% of the shares of Reliance Telecom Infrastructure Limited (RTIL), a subsidiary of the Company. The shares of the said subsidiary are held in Trust for the benefit of the Company and / or its shareholders and accordingly, the income attributable to the subsidiary viz. Rs.1,220.26 crore is included in the computation of minority interest.

7 Pursuant to the judgment of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 31st August, 2007 on component of Adjusted Gross Revenue for payment of revenue share, the Company will be entitled to refund of Rs.166.73 crore and the same has been accounted as income in this quarter / six months ended 30th September, 2007.

8 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 197.54 crore and Rs.550.05 crore for the quarter and six months ended 30th September, 2007 respectively, relating to liabilities for acquisition of fixed assets, have been recognized in the Profit and Loss Account.

ii Gain of Rs. 32.90 crore and loss of Rs 188.45 crore for the quarter and six months ended 30th September, 2007 respectively arising on mark to market of Derivative Instruments are recognized in the Profit and Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia to market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs.129.00 crore and Rs. 543 75 crore for the quarter and six months ended 30th September,2007 respectively are not recognised in the Profit and Loss Account.

If these changes had not been made, the profit would have been lower by Rs.101.44 crore for the quarter ended 30th September, 2007 and higher by Rs.180.15 crore for six months ended 30th September, 2007.

9 No complaint from Investors was pending at the beginning of the quarter. During the quarter 129 complaints were received and all the complaints were resolved. No complaint was pending as on 30th September, 2007

10 The Company is operating Wireless, Broadband, Global, Investments and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

11 Standalone financial results for the quarter and six months ended 30th September, 2007 of the Company can be viewed on the website of the Company, National Stock Exchnage of India Limited and Bombay Stock Exchnage Limited at www.reliancecommunications.com, www.nseindia.com, and www.bseindia.com, respectively.

12 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2007.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2007.

Reliance Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No: 82 - 35005

October 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Un-audited Financial Results (Stand alone) for the Quarter and half year ended 30th September, 2007

Further to our letters dated 16th October, 2007 and 31st October, 2007, we enclose herewith Un-audited Financial Results (Stand alone) for the quarter and half year ended 30th September, 2007.

The above financial results were also approved by the Board of Directors at its meeting held on 31st October, 2007, pursuant to Clause 41 of the Listing Agreement.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above.

Reliance Communications Limited

Reliance Anil Dhirubhai Ambani Group

website: www.reliancecommunications.co.in, www.rcom.com

Regd. Office : H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400710

Unaudited Financial Results (Standalone) for the Quarter and Six months ended 30th September, 2007

(Rs. in crore - Except EPS and share data)

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Income from Operations	3,328.39	2,822.85	6,557.32	5,541.52	11,725.26
2	Other Income	0.82	15.87	1.58	29.36	36.65
3	**Total Income (1+2)**	**3,329.21**	**2,838.72**	**6,558.90**	**5,570.88**	**11,761.91**
4	Expenditure					
	a) Access Charges	633.01	628.60	1,259.61	1,266.39	2,611.40
	b) License Fee	266.99	233.93	542.57	480.21	982.24
	c) Employee Cost	225.78	173.51	408.17	328.96	684.40
	d) Depreciation and Amortisation	468.14	514.52	883.67	935.51	1,836.12
	e) Other Expenses	961.60	760.84	1,803.31	1,445.99	2,954.84
	f) Total	2,555.52	2,311.40	4,897.33	4,457.06	9,069.00
5	Financial Charges (Net)	(29.55)	53.88	(18.60)	133.36	248.16
6	Exceptional Items	-	15.00	-	30.00	23.90
7	**Profit Before tax (3 - 4 - 5 - 6)**	**803.24**	**458.44**	**1,680.17**	**950.46**	**2,420.85**
8	Provision for Taxation (including Fringe Benefit Tax and Deferred Tax)	2.00	(3.28)	41.63	14.57	12.00
9	**Profit after tax (7- 8)**	**801.24**	**461.72**	**1,638.54**	**935.89**	**2,408.85**
10	Paid-up Equity Share Capital (Face Value of Rs.5 each)	1,022.31	1,022.31	1,022.31	1,022.31	1,022.31
11	Reserve excluding Revaluation Reserve as per Balance Sheet of previous accounting year					19,503.23
12	Earning per Share (Not annualised)					
	- Basic Rs.	3.92	2.26	8.01	4.58	11.98
	- Diluted Rs.	3.71	2.21	7.59	4.48	11.23
13	Public Shareholding					
	Number of shares	679,803,930	679,793,530	679,803,930	679,793,530	679,803,930
	Percentage of shareholding	33.25%	33.25%	33.25%	33.25%	33.25%

Segment wise Revenue, Results and Capital Employed

Rs. in crore

Sl. No.	Particulars	Three months ended		Six months ended		Previous Year ended (Fifteen months)
		30-Sep-07	30-Sep-06	30-Sep-07	30-Sep-06	31-Mar-07
		Unaudited	Unaudited	Unaudited	Unaudited	Audited
14	Segment revenue					
	a) Wireless	2,680.14	2,159.97	5,294.78	4,258.64	9,211.45
	b) Global	991.32	949.34	1,980.17	1,820.20	3,616.12
	c) Broadband	293.36	174.08	544.88	317.27	756.42
	d) Others / Unallocated	0.83	15.53	1.58	29.35	36.65
	Total	3,965.65	3,298.92	7,821.41	6,425.46	13,620.64
	Less: Inter segment Revenue	(636.44)	(460.20)	(1,262.51)	(854.58)	(1,858.73)
	Income from Operations	3,329.21	2,838.72	6,558.90	5,570.88	11,761.91
15	Segment results					
	Profit / (Loss) before tax and financial charges from each segment					
	a) Wireless	476.50	359.13	1,118.37	779.77	1,890.41
	b) Global	217.91	201.44	455.44	402.24	807.37
	c) Broadband	81.24	38.99	113.46	43.25	152.36
	e) Others / Unallocated	(1.96)	(72.24)	(25.70)	(111.44)	(157.23)
	Total	773.69	527.32	1,661.57	1,113.82	2,692.91
	Less: Financial Charges (Net)	(29.55)	53.88	(18.60)	133.36	248.16
	Less: Other Unallocable expenditure net of un-allocable income	-	15.00	-	30.00	23.90
16	Total Profit Before Tax	803.24	458.44	1,680.17	950.46	2,420.85
17	Capital Employed					
	(Segment Assets - Segment Liabilities)					
	a) Wireless	11,126.45	12,760.49	11,126.45	12,760.49	11,977.05
	b) Global	2,558.04	2,806.01	2,558.04	2,806.01	2,561.31
	c) Broadband	2,051.93	1,835.34	2,051.93	1,835.34	1,941.79
	d) Others / unallocated	22,176.45	13,928.56	22,176.45	13,928.56	18,613.23
	Total	37,912.87	31,330.40	37,912.87	31,330.40	35,093.38

NOTES

1 Previous period figures have been reworked, regrouped, rearranged and reclassified, wherever required.

2 During the previous period, financial year of the Company was for fifteen months from 1st January,2006 to 31st March,2007.To enable relevant comparison, third quarter of the previous period (from 1st July,2006 to 30th September,2006) and six months (from 1st April,2006 to 30th September,2006) of previous year has been reported as corresponding previous periods.

3 i The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Synergy Entrepreneur Solutions Private Limited (SESPL), with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 11th June, 2007, became effective from 1st September, 2007 and SESPL being dissolved, ceased to be the subsidiary of the Company.

ii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliance Infoinvestments Limited (RIIL) with Reliance Communications Infrastructure Limited (RCIL), wholly owned subsidiaries of the Company as approved by the Hon'ble High Court at Judicature at Bombay vide order dated 20th June,2007, became effective from 23rd July,2007 and RIIL being dissolved, ceased to be the subsidiary of the Company.

iii The Scheme of Amalgamation (Scheme) w.e.f. 1st April, 2006 for merger of Reliable Internet Services Limited (RISL), with Reliance Telecom Limited (RTL), wholly owned subsidiaries of the Company, as approved by the Hon'ble High Court of Judicature at Bombay vide order dated 12th June, 2007 became effective from 29th September, 2007 and RISL being dissolved, ceased to be the subsidiary of the Company.

4 Pursuant to the request received from the holders of the FCCB, the Company has allotted 75,76,371 equity shares of Rs. 5 each at an aggregate premium of Rs. 372.43 crore, subsequent to 30th September, 2007. Consequent upon the said allotments the paid up share capital of the Company has increased to 205,21,91,361 fully paid equity shares of Rs. 5 each.

5 An agreement has been signed by Flag Telecom Group Limited (FLAG), a subsidiary of the Company, to acquire US based Yipes Holdings Inc. (Yipes), a leading provider of managed Ethernet Service, for a consideration of USD 300 million.The deal is under process of execution.

6 Pursuant to the judgment of Telecom Disputes Settlement And Appellate Tribunal (TDSAT) dated 31st August, 2007 on component of Adjusted Gross Revenue for payment of revenue share, the Company will be entitled to refund of Rs.166.73 crore and the same has been accounted as income in this quarter / six months ended September, 2007

7 Consequent upon Accounting Standards 11 "The Effect of Changes in Foreign Exchange Rates" ("AS") as notified by Companies (Accounting Standards) Rules, 2006 becoming applicable to the current accounting period commencing on 1st April, 2007, and considering the view expressed by the Council of the Institute of Chartered Accountants of India that the provisions of the AS would prevail notwithstanding that they are in conflict with Schedule VI of the Companies Act, 1956, the Company has re examined the accounting policies related to accounting for changes in foreign exchange rates, as a result of which:

i Net gain arising on account of foreign exchange difference amounting to Rs. 185.69 crore and Rs.538.20 crore for the quarter and six months ended 30th September, 2007 respectively, relating to liabilities for acquisition of fixed assets, have been recognized in the Profit and Loss Account.

ii Gain of Rs. 32.90 crore and loss of Rs 186.45 crore for the quarter and six months ended 30th September, 2007 respectively arising on mark to market of Derivative Instruments are recognized in the Profit and Loss Account; and

iii Foreign Currency Convertible Bonds are treated as non-monetary liabilities also pursuant inter alia market price of the Company's equity share exceeding the conversion price, stipulated in the offer document. Consequently foreign exchange gain of Rs.129.00 crore and Rs. 543.75 crore for the quarter and six months ended 30th September,2007 respectively is not recognised in the Profit and Loss Account.

If these changes had not been made, the profit would have been lower by Rs.89.59 crore for the quarter ended 30th September 2007, and higher by Rs.192.00 crore for the six months ended 30th September, 2007.

8 No complaint from Investors was pending at the beginning of the quarter. During the quarter 129 complaints were received and all the complaints were resolved. No complaint was pending as on 30th September, 2007.

9 The Company is operating Wireless, Broadband, Global and Others segments as per Accounting Standard 17 (Segment Reporting), issued by the Institute of Chartered Accountants of India, and accordingly segment wise information are given.

10 After review by the Audit Committee, Board of Directors of the Company has approved the above results at their meeting held on 31st October, 2007 and same are subjected to limited review by the Statutory Auditors of the Company.

For Reliance Communications Limited

Anil D. Ambani
Chairman

Place: Mumbai
Date: 31st October, 2007.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

October 31, 2007

Exemption File No. 82-35005

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex,
Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: Media release

Further to our letter dated 31st October, 2007, we enclose herewith Media Release dated 31st October, 2007, which is self explanatory.

We request you to kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

RELIANCE COMMUNICATIONS (RCOM) ANNOUNCES ITS FINANCIAL RESULTS FOR THE QUARTER ENDED SEPTEMBER 30, 2007

RCOM EMERGES AS THE MOST PROFITABLE TELECOM COMPANY IN INDIA

NET PROFIT INCREASES BY 86% TO RS. 1,305 CRORE (US$ 328 MILLION)

REVENUES AT RS. 4,579 CRORE (US$ 1,152 MILLION) - UP 30%

EBITDA MARGIN EXPANDS FROM 38% TO 43%

RETURN ON NET WORTH EXPANDS TO 37%

NET WORTH EXPANDS TO RS. 21,668 CRORE (US$ 5.5 BILLION) AND NET DEBT-EQUITY RATIO PLACED AT A CONSERVATIVE 0.16:1

AGGRESSIVE NETWORK EXPANSION ACCELERATED WITH RS. 5,300 CRORE (US$ 1.3 BILLION) CAPITAL EXPENDITURE DURING THE QUARTER

Mumbai, October 31, 2007: Reliance Communications Limited (RCOM) today announced its unaudited consolidated financial results for the quarter ended September 30, 2007.

Highlights of the financial performance for the quarter are:

- Net Profit of Rs. 1,305 crore (US$ 328 million), higher by 86% compared to Net Profit of Rs. 702 crore (US$ 153 million).
- EBITDA at Rs. 1,962 crore (US$ 493 million), growth of 46%. EBITDA margin expands to 43% from 38%, with continued expansion in profitability across all businesses – Wireless, Global and Broadband.
- Revenue growth of 30% at Rs. 4,579 crore (US$ 1,152 million) from Rs. 3,526 crore (US$ 767 million).
- Return on Net Worth increases to 37% on the back of improved resource utilization.
- Shareholders Equity (Net Worth) increases to Rs. 21,668 crore (US$ 5.5 billion) – among the top three companies in India.
- Conservative capital structure - Net Debt to Equity Ratio maintained at a conservative level of 0.16:1, despite capex spend of Rs. 5,300 crore (US$ 1.3 billion) during the quarter.

Reliance Communications Limited, Registered Office: H. Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710 Tel: 022-3038 6286, Fax: 022-3037 6622

Commenting on the results, Mr Anil Dhirubhai Ambani, Chairman, Reliance Communications Limited, said:

"RCOM has emerged as the most profitable telecom company in India with ARPU amongst the top 2 and the highest average MOU in the country. We are committed to the world's largest telecom network roll-out this year that will enable us to cover 23,000 towns and 600,000 villages. In addition, we will now launch nationwide GSM services within a year of receiving spectrum. We are committed to support strong tele-density growth in India and will be at the forefront of affordable connectivity to 500 million Indians by 2010."

BUSINESS REVIEW

- WIRELESS

Reliance Communications added 4.4 million wireless customers during the quarter, compared to 3.5 million in the corresponding quarter last year. At the close of the quarter, RCOM had over 36 million wireless customers. During the quarter, RCOM's Net ARPU was maintained even as rural network expansion continued unabated. Wireless revenue per minute (RPM) remained stable at 74 paise, as against an industry-wide trend of continuous decline.

Wireless business revenues increased by 45% to Rs. 3,723 crore (US$ 937 million) from Rs. 2,574 crore (US$ 560 million). EBITDA grew by 60% to Rs. 1,487 crore (US$ 374 million) from Rs. 929 crore (US$ 202 million). Margins expanded to 40% from 36%.

- GLOBAL

FLAG Telecom continued its momentum of major new contract wins while expanding presence into new countries and making strong progress on the deployment of its "Next Generation Network" project.

Overall long distance volumes increased by over 32% compared to the corresponding quarter last year to cross 750 crore (7.5 billion) minutes. Volumes in the international retail calling card showed creditable improvement despite increased competition and the customer base now exceeds 1.3 million.

EBITDA of the Global business increased by 3% during the quarter ended September 30, 2007 to Rs. 328 crore (US$ 83 million). EBITDA margins increased to 25% from 24%.

- BROADBAND

The number of access lines increased to 792,000 at the end of the quarter, almost doubling from 425,000 in the corresponding quarter last year. Leveraging its network of 25,000 kms of metro fiber optic cables, RCOM expanded its wireline connectivity by 147% to more than 666,000 buildings from 270,000 buildings in the corresponding quarter last year.

New orders booked by the business during the quarter grew by 27% over the preceding quarter. Reliance Communications has a market share of over 50% of new business acquisitions in the enterprise connectivity space.

The Broadband business achieved revenue growth of 61% to Rs. 437 crore (US$ 110 million), and EBITDA grew by 72% to Rs. 210 crore (US$ 53 million). EBITDA margin was at 48% in the quarter ended September 30, 2007, from 45% in the corresponding quarter in the previous year.

- CORPORATE DEVELOPMENTS

- RCOM to launch nationwide GSM services under existing UAS license

RCOM received approval from Department of Telecommunications (DoT) to provide nationwide GSM services. The approval came after DoT's acceptance of TRAI recommendations that the UAS license (Unified Access Service License) should be technology neutral and UAS licensee can provide services using any technology. RCOM has paid the requisite one-time fee of Rs. 1,651 crore (US$ 410 million) for providing GSM services on a pan India basis.

- Value unlocked from RTIL, RCOM completes 5% equity private placement

During the quarter, RCOM completed the sale of 5% of the equity share capital of its fully-owned tower company, Reliance Telecommunications Infrastructure Limited (RTIL). The RTIL stake was placed with 7 leading financial investors across US, Europe and Asia including Fortress Capital, HSBC Principal Investments, Galleon Group, New Silk Route, GLG Partners, Quantum Fund (George Soros) and DA Capital. RCOM received sales proceeds of Rs. 1,400 crore (US$ 337.5 million) which translates to equity value of Rs. 27,000 crore (US$ 6.75 billion) and enterprise value of Rs. 36,000 crore (US$ 9 billion). Operating as an independent wireless telecommunications infrastructure company, RTIL will lease its assets to telecom operators in India and co-locate multiple tenants on its towers. Going forward, RCOM proposes to pursue further opportunities for unlocking of value through RTIL's IPO and/or strategic sale at an appropriate time.

- Launch of "Classic" colour handset for Rs.999 (sub-US$ 25)

RCOM recently launched world's first lowest cost feature-rich colour handset for Rs. 999. The new offering yet again redefines the entry level pricing for mobile consumers by making colour handsets more affordable than most Monochrome handsets. The price of Classic 732 is a "No Conditions" attached transparent total handset price, available across all pre & post-paid plans. Reliance customers are free to choose from a range of attractive tariff & validity propositions best suited to their needs.

Reliance Mobile Classic range of handset, having crossed sales of 10 million (One crore) since its launch in May 2007, has already etched itself as India's largest Operator handset brand.

- **Deployment of the world's largest network expansion**

RCOM has commenced the roll-out of the world's largest and fastest network expansion program. Upon completion, the company will operate the single largest network with by far the deepest and widest coverage in the country reaching more than 900 million people in India across 23,000 towns, 600,000 villages, with almost 100 percent coverage of all rail routes, national and state highways in the country.

RCOM has already awarded IP-based next generation CDMA/GSM network deployment, upgradation and integration contracts to Alcatel-Lucent and Huawei Technologies collectively valued at more than US$ 600 million.

- **Award of US$ 1.5 billion (Rs. 6,000 crore) turnkey contract for FLAG NGN construction**

Reliance Communications has awarded the US$ 1.5 billion FLAG NGN contract to Fujitsu Japan. The contract includes the supply and construction of cable in Asia, Mediterranean, East Africa and Pacific regions. On completion of the NGN cable construction, FLAG will be the only service provider to reach over 60 countries (contributing to 90% of world GDP) on a privately owned cable system. Coupled with the technology leadership to deliver broadband multimedia communications, FLAG NGN will accelerate Reliance Communications' entry into the U.S. $ 90 billion (Rs 360,000 crore) global market for enterprise and institutional data services.

- **Launch of Blackberry wireless solutions**

During the quarter, RCOM introduced Blackberry wireless services for the first time on a CDMA network in India. Blackberry from Reliance offers unparalleled solution such as India's first Blackberry 8830 World Edition smart phone, Faster mobile internet access along with email attachment downloads in India, Bloomberg Anywhere, Internet based online trading, Video streaming, Blackberry on prepaid services, Blackberry Enterprise server for Enterprises and SMEs, and Reliance Mobile World Access.

* * * * *

Financial Results summary

(Rs. Crore)

(Rs. Crore)	3 months ended 30/9/07	3 months ended 30/9/06	Increase / (Decrease)
Turnover			
Wireless	3,723	2,574	45%
Global	1,316	1,316	-
Broadband	437	271	61%
Diversified	109	113	
Total (post eliminations)	4,579	3,526	30%
EBITDA			
Wireless	1,487	929	60%
Global	328	316	4%
Broadband	210	122	72%
Diversified	(56)	3	
Total (post eliminations)	1,962	1,348	46%
EBITDA margin	*42.8%*	*38.2%*	
Depreciation	675	624	8%
Finance (net)	(113)	5	
Exceptional items	(1,220)	15	
PBT	2,620	708	270%
Tax	70	6	
PAT (before minority interest)	2,550	702	262%
Share of minority interest	1,245	-	-
PAT (after minority interest)	1,305	702	86%

Reliance Communications Limited. Registered Office: H, Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai - 400 710 Tel: 022-3038 6286, Fax: 022-3037 6622

About Reliance Communications

Reliance Communications Limited founded by the late Shri. Dhirubhai H Ambani (1932-2002) is the flagship company of the Reliance Anil Dhirubhai Ambani Group. The Reliance Anil Dhirubhai Ambani Group currently has a market capitalization of over Rs. 2,70,000 crore, net worth in excess of Rs. 40,000 crore, cash flows of Rs. 9,000 crore, net profit of Rs. 5,000 crore and zero net debt.

Rated among "Asia's Top 5 Most Valuable Telecom Companies", Reliance Communications is India's foremost and truly integrated telecommunications service provider. The company, with a customer base of over 38 million including over 1.3 million individual overseas retail customers, ranks among the Top 10 Asian Telecom companies by number of customers. Reliance Communications' corporate clientele includes 600 Indian and 250 multinational corporations, and over 200 global carriers.

Reliance Communications has established a pan-India, next generation, integrated (wireless and wireline), convergent (voice, data and video) digital network that is capable of supporting best-of-class services spanning the entire infocomm value chain, covering over 13,000 towns and 500,000 villages. Reliance Communications owns and operates the world's largest next generation IP enabled connectivity infrastructure, comprising over 165,000 kilometers of fibre optic cable systems in India, USA, Europe, Middle East and the Asia Pacific region.

RELIANCE Communications
Anil Dhirubhai Ambani Group

Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Exemption File No: 82-35005

October 31, 2007

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort, Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Allotment of Equity Shares on conversion of FCCBs**

Ref. :- (1) BSE letter Ref. No. DCS/SJK/RCG/AD/2006/532712 dated May 2, 2006, in principle approval under Clause 24(a) of the Listing Agreement for the proposed FCCB issue of the Company (US $500Mn.).

(2) NSE letter Ref. No. NSE/LIST/21843 – M dated May 3, 2006, in principle approval under Clause 24(a) (US $500Mn.).

(3) BSE letter Ref. No. DCS/AMAL/AJ/24(a)/763/2006-07 dated February 19, 2007, in principle approval under Clause 24(a) of the Listing Agreement (US $1Bn.).

(4) NSE letter Ref. No. NSE/LIST/40110 – B dated February 23, 2007, in principle approval under Clause 24(a) (US $1 Bn.).

Further to our letter dated 25th October, 2007, we wish to inform you that the Board of Directors of the Company has, pursuant to requests received from the holders of Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,000 each and Zero Coupon Foreign Currency Convertible Bonds (FCCBs) of US$ 1,00,000 each, allotted on 31st October, 2007, **27,72,443** equity shares of Rs. 5 each as follows:

(1) 6,67,090 equity shares of Rs.5 each at a pre determined premium of Rs.656.23 per share on conversion of 100 FCCBs of US $1,00,000 each,

(2) 21,05,353 equity shares of Rs.5 each at a pre determined premium of Rs.475.68 per share on conversion of 22806 FCCBs of US $1,000 each.

The allotted equity shares as aforesaid shall rank pari passu in all respect with the existing equity shares of the Company and shall be entitled for full dividend, if declared for the financial year 2007-08. Consequent upon the said allotment, the paid-up capital of the Company stands increased to 205,21,91,361 fully paid-up equity shares of Rs 5 each.

Kindly inform your members accordingly.

Thanking you.

Yours faithfully,
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Copy to :- National Securities Depository Limited
Central Depository Services (India) Limited

END